300 North LaSalle Street Chicago, Illinois 60654

Dennis M. Myers, P.C.
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2232		(312) 862-2200
dennis.myers@kirkland.com	www.kirkland.com

April 15, 2011

Via EDGAR Submission and Hand Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler
Karen Ubell
Vanessa Robertson
Donald Abbot

Re:	Sagent Holding Co.
Amendment No. 4 to Registration Statement on Form S-1
Filed April 11, 2011
File No. 333-170979

Ladies and Gentlemen:

Sagent Holding Co., private limited liability company (the “Registrant”), has today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 5 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Registrant, we are writing to respond to the comment raised by Ms. Vanessa Robertson in a telephone conference with the undersigned on April 14, 2011. As requested, the Amendment includes an updated accountant’s consent from Ernst & Young LLP as filed as Exhibit 23.1. For your convenience, paper copies of the Amendment will be delivered to each member of the Staff of the SEC referenced above, and those copies will be marked to show changes from the Amendment No. 4 to Registration Statement on Form S-1 as filed with the SEC on April 11, 2011. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

April 15, 2011

We hope the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232.

Sincerely,

Dennis M. Myers, P.C.

cc: Michael Logerfo